Exhibit 99.1

Gilead and Kite Agreement

Q:                                  What was announced on August 28, 2017?

Gilead announced an agreement to acquire Kite Pharma for $180 per share, or approximately $11.9 billion. The acquisition will be structured as a tender offer directly to shareholders.

Q:                                  What is a “tender offer”?

A tender offer is a broad solicitation by a company (in this case Gilead) to purchase a substantial percentage of another company’s (in this case Kite’s) stock for a limited period of time. More information is available on the U.S. Securities and Exchange Commission Web page.

Q:                                  What does this agreement mean for Kite?

This is an exciting time for Kite, as approval of axi-cel is expected shortly and it is absolutely critical to both companies that nothing disrupts launch preparations. We do not anticipate any changes to Kite’s organizational structure through the end of the year, as everyone works together to support the launch of axi-cel and Gilead learns more about the Kite teams.

Q:                                  Why does this agreement make sense strategically?

Kite has built a technology platform that is poised to make a tremendous difference for people, producing novel therapies to potentially cure certain cancers. Like Kite, Gilead operates at the forefront of science and has a history of driving rapid innovation to bring more effective and safer products to people with life-threatening disease. The merger provides tremendous benefit to both of our teams — and to patients around the world whose lives will be improved by revolutionary new treatments.

Q:                                  What does Gilead do?

Gilead is a science-focused biopharmaceutical company with a clear mission: improving care for people with life-threatening diseases around the world. The company developed the world’s first once-daily, single tablet regimen for HIV, ushering in a new era in treatment. More recently, Gilead has expanded its offering in the field of antivirals, inventing a cure for chronic hepatitis C virus. Today, Gilead has 24 marketed products.

Gilead is also developing treatments for people with inflammatory diseases (rheumatoid arthritis, ulcerative colitis and Crohn’s disease), as well as for a liver condition called nonalcoholic steatohepatitis (NASH), a disease that is on the rise and is expected to become the leading cause of liver transplantation by 2020.

Through Gilead’s access program, more than 10 million people in the developing world receive a Gilead-based HIV regimen every day.

Q&A - Kite	8/29/2017

Gilead has operations around the world with 9,000 employees in 38 countries.

More information about Gilead can be found on our website at www.gilead.com.

Q:                                  When will the acquisition be complete?

The acquisition is expected to close in Q4 2017.

Q.                                   What happens between now and close?

Nothing will change between the signing and closing, as Gilead and Kite remain separate independent companies.  Under federal law, Gilead and Kite are restricted from engaging in joint activities until the transaction has been approved by the Federal Trade Commission. As noted above, we do not anticipate any changes to the Kite organizational structure between now and the end of the year.

Q:                                  How will the new organization be structured?

Research and development, as well as the commercialization operations for Kite, will remain based in Santa Monica, California, with product manufacturing remaining in El Segundo, California.

We do not anticipate any changes to the organizational structure before the end of the year, as previously stated. We will work together over the coming weeks to assess the best structure to build into the future as the two companies get to know each other better.

Q:                                  When will we receive access to Gilead’s internal systems (email, directory, intranet etc.)?

We will assess the best way to integrate technical systems. Again, given the timing of this agreement and the criticality of Kite’s anticipated axi-cel launch, we will work to ensure that we do not make changes that are in any way disruptive.

Q:                                  Will my compensation be impacted?

In recognition of Kite’s strong performance in 2017, the bonus will be paid out at the maximum level of 125% at the end of the year.  All Kite employees will receive this bonus following the end of the year in the ordinary course.

There will be no salary reductions as a result of the merger.  After the transaction is complete, you will receive more information about your compensation.

Q:                                  What happens to my unvested restricted stock units (RSUs) or options?

If you hold unvested Kite Pharma RSUs, then your RSUs will be assumed by Gilead and converted into Gilead RSUs on the same terms and conditions as those that currently apply to your Kite Pharma RSUs. Your Kite Pharma RSUs will be converted into a number of Gilead RSUs based on a conversion ratio that adjusts for the difference between $180, the per-share tender offer price, and Gilead’s stock price. The conversion ratio is a fraction, the numerator of which is

$180 and the denominator of which is Gilead’s average stock price for 15 trading days preceding the completion of the tender offer.

If you hold unvested Kite Pharma options, then your options will be assumed by Gilead and converted into options to purchase Gilead common stock on the same terms and conditions as those that currently apply to your Kite Pharma options. Your Kite Pharma options will be converted into a number of Gilead options based on a conversion ratio that adjusts for the difference between $180 and Gilead’s stock price. The conversion ratio is the same as for RSUs.

Q.                                   What happens to my vested options?

If you hold vested and unexercised Kite Pharma options with an exercise price of less than $180, then each of your vested and unexercised options will be cancelled and converted into a cash payment equal to the difference between $180 and the exercise price of your option. For example, if you hold 100 Kite Pharma options with a per-share exercise price of $40, then you will be entitled to receive $140 per option, or $14,000 total, reduced by any applicable withholding taxes. You will receive your cash payment through Kite Pharma’s payroll system on the payroll date following the completion of the tender offer or five business days following the completion of the tender offer, whichever is later.

The example below illustrates how the conversation ratio will be calculated and applied to assumed RSUs and stock options:

Conversation Ratio	$180 (offer price) / $75 (estimated GILD avg)

Assumed RSUs (e.g., 100)	100 Kite RSUs * Conversion Ratio = 240 Gilead RSUs

Assumed Options (e.g., 100) Exercise Price (e.g., $40.00)	100 Kite Options * Conversation Ratio = 240 Gilead Stock Options Gilead Stock Option Exercise Price = $16.67

Vested Options (e.g., 100) Exercise Price (e.g., $40.00)	$14,000 cash

*All amounts shown are in USD

Q:                                  How will the transition to Gilead’s stock and benefits plans work?

Kite employees will be transitioned to Gilead’s stock and benefits program after the acquisition closes. Please look for more information about that process, as well as information on how to enroll in Gilead’s Employee Stock Purchase Plan, in the coming weeks.

Q:                                  What US health and wellness benefits does Gilead have?

Gilead offers a comprehensive health and wellness program. We offer the following medical plans:

•    Anthem Blue Cross PPO Saver

•    Anthem Blue Cross EPO

•    Anthem Blue Cross PPO

•    Kaiser (for California employees)

We also offer Delta Dental, VSP Vision Care, as well as life insurance, accidental death and dismemberment (AD&D) and business travel coverage.

Gilead also offers comprehensive health and risk benefits outside of the United States. Specific benefit plan information for each relevant country will be provided in the coming weeks.

Q:                                  Does Gilead have a 401(k) plan?

Yes. Gilead offers a 401(k) retirement savings plan through Fidelity. The plan provides a company match of 100 percent of employee contributions, up to a maximum of $10,000 a year. The matching contributions vest immediately.

Q:                                  Does Gilead have an Employee Stock Purchase Plan (ESPP)?

Yes. Eligible employees may contribute up to 15 percent of their salary, subject to IRS limits, on an after-tax basis to purchase Gilead common stock at a discount. The purchase price of ESPP stock will be equal to 85 percent of the lower of the subscription price or the fair market value of Gilead stock on the purchase date (e.g., a six month “look-back” period). We will provide more information about the ESPP shortly.

Q:                                  Can I buy or sell Gilead stock now?

We advise against conducting any Gilead transactions until the day after tender documents have been filed with the Securities and Exchange Commission.

Q:                                  What time-off benefits does Gilead offer?

In the U.S., Gilead offers 15 days of vacation for new hires, which increases to 20 days after five years of service. Gilead also provides 10 sick days that employees can use for their own illness or to care for an ill dependent.

Additionally, Gilead offers 13 paid holidays, including a winter shutdown and one floating holiday.  Time-off benefits vary by country and additional information will be provided for each location.

Kite employees’ years of service will transfer and be counted toward the number of years of employment at Gilead at the time the acquisition closes. This will apply to vacation accrual, tuition reimbursement and other benefits.

Q:                                  What information about the acquisition may I share outside the company?

There are strict Securities and Exchange Commission rules governing how Gilead and Kite may communicate about the transaction during this period between the announcement and the close of the deal. Please share only information that has been disclosed publicly.

Q:                                  What should I do if I receive a phone call from member of the media?

Please decline to comment and refer calls to Christine Cassiano.

Q.                                   What if I have questions?

Please feel free to ask questions, as always, of any Kite leader. Additionally, you can address questions to Christine Cassiano.

Q:                                  When will we receive more information?

We will continue to keep the Kite team updated and will provide regular communications between now and when the acquisition closes.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Kite Pharma, Inc.  (“Kite”). A solicitation and an offer to buy shares of Kite will be made only pursuant to an offer to purchase and related materials that Gilead Sciences, Inc. (“Gilead”) intends to file with the U.S. Securities and Exchange Commission (“SEC”). At the time the offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC and Kite will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Kite stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Kite files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Kite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Kite’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Kite at www.kitepharma.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements related to Kite and the acquisition of Kite by Gilead, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Kite and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for Kite’s business; the commercial success of Kite’s products; approval of axi-cel by the FDA; approval of axi-cel by the EMA; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Kite’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the merger will divert management’s attention from Kite’s ongoing business operations; and other risks and uncertainties detailed from time to time in documents filed with the SEC by Kite, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Kite. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Kite at http://ir.kitepharma.com/financials.cfm. All forward-looking statements are based on information currently available to Kite, and Kite assumes no obligation to update any forward-looking statements.